 Exhibit 99.3

October 15, 2020

British Columbia Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re:
CordovaCann Corp. (the “Company”)

Change of Auditor Pursuant to National Instrument 51-102 (Part 4.11)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated October 15, 2020 delivered to us by the Company in respect of the change of auditor of the Company.

Pursuant to National Instrument 51-102 (Part 4.11) of the Canadian Securities Administrators, please accept this letter as confirmation by Kreston GTA LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory.

Yours very truly,

Kreston GTA LLP

Chartered Professional Accountants, Licensed Public Accountants Markham, Ontario

cc: Board of Directors of CordovaCann Corp.